FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number: 333-04918

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE
(Translation of registrant’s name into English)

Huerfanos 1234
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

TABLE OF CONTENTS

Item

1.	Earnings Release dated September 2, 2003 announcing results for the Second Quarter 2003 ended June 30.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

Date:	October 23, 2003	By:	/s/ Ramón Monell Valls

			Name:	Ramón Monell Valls
			Title:	Chief Executive Officer

RESULTS RELEASE

CONTACTS:

Leonel Segovia	Fernando Olivares	Julissa Bonfante
BBVA	BBVA	BBVA – New York
(562) 679 2322/ Fax (562) 679 2287	(562) 679 2353	(212) 728-1660 / Fax (212) 333-2905
lsegovia@bbva.cl	folivaresm@bbva.cl	Julissa.Bonfante@bbvany.com

(Santiago, Chile, September 2, 2003) — BBVA (NYSE: BB, BCS: BBVACL) reports its results for the period ended June 30, 2003 (Second quarter 2003). Net income for the quarter reached Ch$8,575 million, the highest ever for the Bank, representing a 66.3% increase as compared to the second quarter 2002. Such strengthening of our net income is the result of an improved financial statement, and a significant loan growth that has enabled us to continue increasing our market share while improving our efficiency.

SECOND QUARTER 2003 HIGHLIGHTS

➢	On the second quarter of 2003 we have attained the highest quarterly results in the history of the Bank, Ch$8,575 million. Consequently, the results accumulated over the first half of 2003 amount to Ch$15,260 million, surpassing by 44.3% the results accumulated over the first half of 2002. Such historical level of benefits allows us to bring our ROE from 9.24% on the first half of 2002 to a 12.83% on the first half of 2003. These remarkable results bring us closer to achieving our strategic goal of improving our profitability to at least match the industry level by 2005.

➢	The positive implementation of our strategy has allowed us to attain o rganic growth at the same time we increase our profitability. Those effects are reflected in our earnings structure, which improved thanks to a greater generating capacity with proportionally lower operating expenses. Correcting for the effect of the fall in the exchange rate, our net interest margin grew 12.2% (proforma) from 1H02 to 1H03, in a market with contracting spreads. Fee income, net, also increased over the same period, growing 56.9% as compared to the first half of 2002, reaping the benefits of the stronger relationship we are building with our clients. Our conservative approach to market risk led us to focus on generating income from clients and on decreasing the Bank’s exposure to exchange and interest rate fluctuations.

➢	Our growth rate has been very different from the rate exhibited by the industry and our main competitors. In twelve months, our loan portfolio grew 19.9% and our loan market share increased by 85 basis points reaching 6.83% in June 2003. The same trend is true for every business line the Bank considers strategic for its development. It is also remarkable that this growth has been attained with balanced contributions from both Business and Personal Banking with innovative products that present added value to our clients.

* All figures and comparisons are in nominal terms, based on unaudited consolidated financial data. Currency is denominated in millions of Chilean pesos.

➢	The strong growth exhibited by loans has not been matched by a similar growth in operating expenditures, giving testimony of the increased productivity achieved by our Bank. Such increase in productivity stems from our investments in technology and in personnel, and from the expansion of our branch network. As a result, our efficiency measured as operating expenses over operating revenue has improved, from 62.76% on the first half of 2002 to 54.38% on the first half of 2003. When measured as operating expenses over average total assets our efficiency improved from 2.63% in June 2002 to 2.30% in June 2003.

➢	Our portfolio growth has been accompanied by a sustained increase in our portfolio quality. Both the PDL ratio and the risk index, which measures the statistical expectation of loan losses, show significant improvements as compared to June 2002. The risk index decreased from 1.99% to 1.61% in twelve months, while the PDL ratio reduced from 2.08% to 1.97%. This performance proves us right in the implementation of our risk policies over the past quarters. One of the foundations of this policy is the principle of being conservative when evaluating credit risk and monitoring payment behavior but being aggressive when detecting risk, a rule that led us to increase our provisions and our allowances for loan losses.

➢	Parallel to the remarkable loan growth, funding from clients also exhibits an outstanding performance. Total deposits increased 43.6% from 2Q02, driven mostly by non-interest bearing deposits (checking accounts and demand deposits) which grew 61.9% as compared to the second quarter of 2002. In terms of the quantity of products, checking accounts increased by 7,489 accounts and electronic accounts (classified under “demand deposits”) increased by 29,923 accounts over the same period.

Macroeconomic Environment1

Accelerating reforms to stimulate growth

The slow rates of economic growth after the 1999 recession prompted the private and public sectors to work together to draw up a proposal for reforms intended to help speed up growth, within the framework of what was referred to as the Pro-Growth Agenda. The idea was to bolster productivity by improving the efficiency of policies and institutions (aspects in which Chile is in a good position compared with the other emerging countries). According to private studies, this plan should result in an increase in growth of 1.5 percentage points per year.

The main aspects envisaged in the Pro-Growth Agenda are more efficient public spending, changes in the regulatory framework of important sectors such as electricity, telecommunications and fishing, improvements in the tax, technological and labour structure and reform of the capital markets.

While much remains to be done, steady progress has gradually been made in pushing through these reforms.

In effect, the Capital Market Reform 1 was enacted in November 2001, the central planks of which were the creation of the Voluntary Retirement Saving mechanism (APV) and a pension multifund system. The proliferation of the new APV savings mechanism, which benefits from certain tax advantages, could help to improve aggregate private saving by households, today almost exclusively made up of compulsory saving (the pension system) since voluntary saving is negative. On the other hand, the

1 Source: BBVA Latinwatch, a publication of BBVA Research Services in association with Banco BBVA and other Latin American banks within Group BBVA.

creation of pension multifunds, which open up the possibility of choosing the percentage of the fund invested in equities, could act as an incentive to the capital risk industry in the future.

At the end of last month the government enacted a Capital Market Reform 11, which is soon to be submitted to Congress. This reform includes measures crafted to provide greater incentives for saving through the extension of the APV system towards one of a collective nature (along the lines of the 401(k) plan in the United States) and the introduction of incentives to bolster the capital risk industry. With a view to preventing the repetition of such cases as Corfo-Inverlink in the future, greater powers are also being granted to the Superintendencies in the area of financial company regulation. Overall, in addition to the fears that have arisen concerning the risk of over-regulation of the system, there are several aspects of the reform that have yet to be defined. The issue of competition among agents has also been left practically unaddressed, and the stimulus provided to the capital risk industry still seems weak. Nor are any measures proposed to enhance market liquidity, one of the weakest aspects of Chile’s capital market. As a result, it would not be surprising if in the future a Capital Market Reform III were enacted.

Recent Developments

  Shortly after it was approved by the Extraordinary Shareholders’ Meeting held in March 2003, BBVA Banco BHIF changed its name to “Banco Bilbao Vizcaya Argentaria, Chile” or BBVA. This change of name and image is part of the bank’s strategy of strengthening its corporate image, and of our strategic plan, which is centered on achieving client satisfaction by providing each segment with added value service. Thus, the new name will bring force to the concept of a large, universal and international bank.

  In May, BBVA surprised the mortgage market, once more, launching a new product “Hipotecón CIEN”, which finances up to 100% of the price of a house. This product intends to build up on the competitive advantage we have on the mortgage market, by offering new alternatives of financing that will answer with added value to our clients’ needs. With a similar aim, during July we added “BBVA Plus” to our line of products. “BBVA Plus” is a longer-term time deposit (6 to 24 months) which automatically pays the monthly interest into the client’s checking, savings or electronic account. This product lies also within the frame of our strategy and aims to add value for our clients and thus improve our market share in deposits taken through our branch network.

  In July we launched again our Business Banking, pushing forward on our plan to expand and develop each and every one of our “core businesses”. Business Banking is intended to penetrate into the large and mid-size firms with new products and services, aiming to provide our clients with a value added proposition. With that goal in mind, this business unit launched into the market the first checking account in Euros and the first time deposit in Euros. These new products will provide firms with a helpful tool to prepare for the increased trade with Europe as a consequence of the free trade agreements signed with the Euro zone.

Financial Statements

1.   Net Income

Net Income	1Q02	2Q02	1Q03	2Q03	1H02	1H03	2Q03	1H03

							2Q02	1H02

Income before income taxes	6,318	5,726	7,778	10,063	12,045	17,842	75.7%	48.1%
Income taxes	(904)	(569)	(1,093)	(1,489)	(1,473)	(2,582)	161.7%	75.3%
Net income	5,415	5,157	6,685	8,575	10,572	15,260	66.3%	44.3%

On the second quarter of 2003 we have attained the highest quarterly results in the history of the Bank, Ch$8,575 million. These results improve on those attained in 2Q02 by 66.3%, and on those attained in 1Q03 by 28.3%. The results accumulated over the first half of 2003 amount to Ch$15.260 million, raising our ROE to 12,83%, a significant improvement over the ROE of 9,24% registered on the similar period of 2002.

Such strengthening of our net income is the result of an improved earnings structure. In fact, the higher results obtained in 2003 have been achieved by increasing our generating power and improving our efficiency as our investments in technology, in personnel and in the expansion of our branch network begin to bear fruit in increased productivity. In figures, the annualized profitability of the Bank has increased from 8.99% in 2Q02 to 14.41% in the same quarter of 2003.

The strengths acquired through the implementation of our strategic plan have allowed us to increase our market share in each of the segments we consider strategic. Thus, during 2003 our bottom line has benefited from a sustained increase in the operating revenue, higher gains from clients’ financial intermediation (as opposed to speculative trading) and especially by increased fee income. On the first half of 2003 the bank’s operating revenue was 23.3% higher than on the same period of 2002.

The higher level of activity has not had any significant impact on the level of operating expenses, thanks to the improved productivity. Operating expenses increased only 6.8% between the first half of 2002 and the first half of 2003, and 5.4% between the second quarter on 2002 and the same quarter of 2003. The investments made in technology and human resources, and the improved cost control, have allowed us to improve our efficiency ratio to 54.38% on the first half of 2003.

A prudent attitude towards risk assessment has been a relevant factor in 2003 results. Provisions for loan losses increased 22.7% as compared with the first half of 2002, and 23.8% from 2Q02 to 2Q03. The increase in these provisions stems from our strategy of striving for a healthy loan growth and an early recognition of our portfolio risks, which enabled us to exhibit improved portfolio quality ratios.

In summary, the positive evolution of our financial statements allowed us to achieve on the second quarter of 2003 a pre-tax benefit that was 75.7% higher than the pre-tax benefit registered on the second quarter of 2002. It also allowed us to accumulate a Ch$17,842 million pre-tax benefit in the first half of 2003, 48.1% higher than the one attained on the similar period of 2002.

1.1 Net Interest Revenue

Net Interest Revenue	1Q02	2Q02	1Q03	2Q03	1H02	1H03	2Q03	1H03

							2Q02	1H02

Interest revenue	40,598	64,646	52,804	34,806	105,244	87,610	-46.2%	-16.8%
Interest expense	(18,699)	(28,431)	(19,506)	(27,601)	(47,130)	(47,107)	-2.9%	0.0%
Net Interest revenue	21,899	36,215	33,298	7,205	58,114	40,503	-80.1%	-30.3%

During the first six months of 2003, interest revenue was strongly affected by the fall of the exchange rate (the appreciation of the Chilean peso). Year on year, interest revenue fell 16.8%, a fall mostly concentrated in the second quarter of 2003, where interest revenue fell 46.2% when compared with the second quarter of 2002. Such decrease in the interest revenue is fully explained by the sharp decrease in the exchange rate over the period. During the second quarter of 2003, local currency appreciated 4.14% with respect to the dollar causing a 2.13% contraction in the exchange rate. The opposite happened in 2002 when the exchange rate increased 6.31% over the first half of the year. As we have explained before, the effect of the exchange rate stems from the fact that the Bank has a net liability position in forwards, which is hedged with investments in Chilean pesos that restate monthly according to variations of the exchange rate. That restatement is negative when, as happened in the second quarter of 2003, the exchange rate falls. This generated losses on the “net interest” line that were more than compensated by the corresponding gains in foreign exchange transactions.

If we take out the effect of the fall of the exchange rate, the proforma growth of our net interest revenue reached 12.2% despite the decreasing trend exhibited by market spreads. The correct implementation of our strategic plan has allowed us to achieve an important growth in assets that compensates for the decreasing spreads, enabling us to increase our interest revenue.

Net Interest Revenue (proforma)	1Q02	2Q02	1Q03	2Q03	1H02	1H03	2Q03	1H03

							2Q02	1H02

Interest revenue	39,046	53,943	45,718	52,850	92,989	98,567	-2,0%	6,0%
Interest expense	(18,699)	(28,431)	(19,506)	(27,601)	(47,130)	(47,107)	-2.9%	0.0%
Net Interest revenue	20,347	25,512	26,212	25,249	45,859	51,461	-1,0%	12.2%
Net Interest Margin	3,63%	4,46%	3,63%	3,53%	4,01%	3,60%	-21,0%	12,21%

When we free the net interest income from the effect of these exchange rate variations, we can see that our loan growth has allowed us to increase our interest revenue. In the first six months of 2003, our net interest revenue grows 12.2% when compared to the same period of 2002. Such positive evolution has been achieved with strong growth in our income generating assets and a clear decrease in the net interest margin. In figures, the net interest margin decreased from 4.01% on the first half of 2002 to 3.60% on the same period of 2003. The decrease in margin comes despite an increase in the inflation rate, which rose from 0.57% in the first half of 2002 to 1.29% on the first half of 2003.

In brief, the added value proposition we bring to our clients has allowed us to grow in the most dynamic segment of the market, which is Personal Banking, while at the same time successfully penetrating Corporate Banking, a strategic segment. The latter has had a dampening impact on our margin, compensated by our growth in higher profitability loans such as consumer loans. In addition, the strategy applied by the Bank on the liability side has resulted in a positive contribution to the final result, as non-interest-bearing liabilities have far outpaced the rate of growth of the interest bearing ones, thus lowering our cost of funding.

1.2 Provision for loan losses

Provision for loan losses	1Q02	2Q02	1Q03	2Q03	1H02	1H03	2Q03	1H03

							2Q02	1H02

Provision for loan losses	(6,188)	(6,697)	(7,520)	(8,288)	(12,885)	(15,808)	23.8%	22.7%
Total loans	1,772,342	1,855,817	2,148,262	2,224,980	1,855,817	2,224,980	19.9%
Risk index *	2.01%	1.99%	1.61%	1.61%	1.99%	1.61%
Required allowance on
based on risk index	35,660	36,931	34,608	35,778	36,931	35,778	-3.1%
Allowance for loan losses	43,069	43,329	45,098	44,325	43,329	44,325	2.3%
Allowance for loan losses as	2.43%	2.33%	2.10%	1.99%	2.33%	1.99%
% of ttl loans
*unconsolidated data

The timely detection and coverage of our portfolio risks led us to increase the flow of our provisions during the first half of 2003. Write–offs and provisions have grown 23.8% over the period, as compared to the first half of 2002, accumulating in the first half of 2003 allowances for loan losses that exceed by 22.7% those accumulated in the same period of 2002. Though the expansion of the loan portfolio naturally requires an increase in provisions, the quality of our loan growth has allowed us to reduce the main indicators for credit risk and to moderate the provisions required for an adequate coverage, as compared to the first half of 2002.

In summary, a positive evolution of our generating assets, the application of conservative principles in risk assessment and the acceleration of write-offs allow us to keep our risk expenses at a moderate level.

1.3 Income from services, net

Income from services, net	1Q02	2Q02	1Q03	2Q03	1H02	1H03	2Q03	1H03

							2Q02	1H02

Income from services	5,877	5,971	8,030	8,862	11,848	16,892	48.4%	42.6%
Services expenses	(1,242)	(1,163)	(1,031)	(1,040)	(2,405)	(2,071)	-10.5%	-13.9%
Income from services. net	4,635	4,808	6,999	7,822	9,443	14,821	62.7%	56.9%

The consistent improvement of the income from services, net, can be attributed to the positive evolution of our strategic plan. Though the net interest margin has contracted over the fist half of 2003, the increase in income from services, net, has compensated for that contraction. Consequently, our basic margin2 over total loans, annualized, has remained at 5.96% for the first half of both 2002 and 2003. This stability reflects the positive evolution of our generating assets structure, substituting pure interest income by income from services, which is more stable as it comes from operations that involve a closer relationship with our clients.

Net income from services continued to grow over the second quarter of 2003, as we achieved a higher penetration in our target segments. Income from services, net, increased 62.7% in the second quarter of 2003, as compared to the same quarter of 2002, and 11.8% as compared with the first quarter of 2003.

2 Net interest revenue, net of exchange rate effect, plus income from services, net

During the first half of 2003, net income from services increased 56.9% as compared with the first half of 2002, in line with the trend sustained over the recent periods. Thus, income from services, net, has increased its weight on operational revenue, from 16.7% in the first half of 2002, to 21.3% in the first half of 2003.

Of particular relevance in 2003 has been fee income generated from Personal Banking, Corporate Banking and Investment Banking. The offering of innovative and value added products introduced to the local market, has been instrumental in the increment of loan placements and in the steady growth of fee income in the Personal Banking segment. The increase in fee income stems mostly from products such as checking accounts, lines of credit, and from mutual funds, brokerage and bancassurance operations, which have shown a marked dynamism in the past few months. At the same time, in Corporate Banking and Investment Banking, the first half of 2003 has seen the materialization of important deals, leading large syndicated loans and providing financial advisory for important transactions, such as the recent Endesa-Enersis deal. These banking areas continue to profit from the competitive advantages provided by the dimension, experience and support from the BBVA Group.

1.4 Other operating income, net

Other operating income, net	1Q02	2Q02	1Q03	2Q03	1H02	1H03	2Q03	1H03

							2Q02	1H02

Gains on financial instruments	2,312	2,082	4,938	1,793	4,394	6,731	-13.9%	53.2%
Losses on financial instruments	(555)	(1,417)	(3,446)	(603)	(1,973)	(4,048)	-57.5%	105.2%
Foreign exchange transactions, net	(1,075)	(12,501)	(8,627)	20,163	(13,576)	11,536
Total other operating income. net	682	(11,837)	(7,134)	21,352	(11,155)	14,218

As the military operations in the Middle East came to a conclusion, the markets focused again on the macroeconomic fundamentals of each country. Locally, the interest rates on instruments from Banco Central de Chile, after contracting in the first quarter of 2003, partially recovered their previous level. Thus, 8 year-PRC rates increased by 48 bp and 20 year-PRC rose 24 bp, revealing the market’s positive expectations on the Chilean economy. Income from trading on financial instruments and from the reprising of financial investments decreased 20.2% in the second quarter of 2003, as compared with the first quarter of 2003. However, first quarter income was already 10.8% higher than the income earned in the first quarter of 2002.

As we have mentioned before, the marked contraction suffered by the exchange rate on the second quarter of 2003 gave rise to important gains from foreign exchange transactions. Those gains stem from the liability-side position in forwards held by the Bank. That position is hedged with investments held in Chilean pesos but readjusted monthly according to the exchange rate variation.

Other operating income, net (proforma)	1Q02	2Q02	1Q03	2Q03	1H02	1H03	2Q03	1H03

							2Q02	1H02

Gains on financial instruments	2,312	2,082	4,938	1,793	4,394	6,731	-13.9%	53.2%
Losses on financial instruments	(555)	(1,417)	(3,446)	(603)	(1,973)	(4,048)	-57.5%	105.2%
Foreign exchange transactions, net	477	(1,798)	(1,540)	2,118	(1,322)	578
Total other operating income. net	2,234	(1,134)	(48)	3,308	1,100	3,260

When we correct for the effect of the exchange rate variations, the gains from “true” foreign exchange transactions, net, do not exceed Ch$600 million. This amount is limited precisely because the high volatility and lack of clear trends in the market led the Bank to minimize foreign exchange risk during all the first half of 2003.

1.5 Operating expenses

Operating expenses	1Q02	2Q02	1Q03	2Q03	1H02	1H03	2Q03	1H03

							2Q02	1H02

Personnel salaries and expenses	(7,290)	(7,809)	(7,976)	(8,005)	(15,099)	(15,980)	2.5%	5.8%
Administrative and other expenses	(6,817)	(7,186)	(7,505)	(7,919)	(14,003)	(15,424)	10.2%	10.1%
Depreciation and amortization	(3,053)	(3,245)	(3,104)	(3,310)	(6,298)	(6,414)	2.0%	1.8%
Total operating expenses	(17,160)	(18,241)	(18,585)	(19,234)	(35,401)	(37,819)	5.4%	6.8%

The strong increase in activity was not matched by a similar growth in operating expenses. While loans grew 20% year on year, operating expenses only increased 5.4% as compared to second quarter 2002 expenses, and only 6.8% when comparing the first half of 2003 with the same period in 2002.

Most of the increase in operating expenses is explained by administrative expenses. These expenses jumped over 10% year on year mainly because of the greater investment in publicity. The change of the Bank’s name from BBVA Banco BHIF to BBVA was accompanied with a major marketing campaign aimed at positioning the Bank as a large institution with international support and a value added proposition for its clients. The campaign also offered to all actual and potential clients the Bank’s complete and innovative line of products designed to respond to our client’s financial needs and to provide them with a differentiating level of service. The campaign was segmented with focus on our most profitable clients, persons and businesses.

Our branch network also caused some increase in operating expenses as it continued to expand during the first half of 2003. We opened two new branches and three service centers, and we also added 34 units to our countrywide ATM network.

It worth noticing that most of our increase in administrative expenses is due to one-time disbursements in pursuing of our strategic goals. They should be considered as investments since they will produce benefits in the future and are not of a permanent nature.

An operating expense that is of a permanent nature is personnel expenses, which grew 5.8% year on year due to a higher investment in our human resource. Most of the increase in this item over the first half of 2003 is explained by increases in spending on training and in salaries, and stems from the bank’s effort to make its payroll more professional and to increase its productivity, enabling us to handle our growth with improved efficiency.

The first results from this effort are already evident, as we improved our efficiency ratios in 2003. Our operating expenses as a proportion of our operating income decreased from 62.8% in the first half of 2002 to 54.4% in the first half of 2003; and as a proportion of our average earning assets it went from 2.63% to 2.30% over the same period.

1.6 Other income and expenses

Other income and expenses	1Q02	2Q02	1Q03	2Q03	1H02	1H03	2Q03	1H03

							2Q02	1H02

Recovery of loans previously charged off	1,818	2,219	1,699	2,505	4,036	4,204	12.9%	4.2%
Non operating income	739	1,476	1,361	1,477	2,214	2,837	0.0%	28.1%
Non-operating expenses	(754)	(767)	(1,557)	(1,774)	(1,521)	(3,331)	131.2%	119.0%
Participation in earnings of equity inv.	27	13	32	19	40	51	45.9%	27.5%
Total other income and expenses	1,830	2,940	1,535	2,227	4,770	3,762	-24.3%	-21.1%

Total other income and expenses contracted 21.1% on the first half of 2003, year on year. Such contraction is explained, on the negative side, by the increasing expenses due to the write-off of assets received in lieu of payment. Regulations do not allow us to keep them in our balances for more than twelve months, after which we have to write them off in 18 installments, even though we can still sell them later. Presently, sales take longer than usual due to the slow economy, so assets received in lieu of payment accumulate at a faster pace than sales, causing write-offs to exhibit an increasing trend. Such trend will be reversed as the economy picks up speed, but with a lag, so the trend will continue for some time.

The Ch$1,800 million increase in write-offs, year on year, was partially compensated by the increase in the recovery of loans previously charged-off. This item benefited from the recovery, in the second quarter, of a sizable loan originated some years before, bringing a successful end to a long effort by the loan recovery team. These recoveries grew 12.9% in the second quarter of 2003, as compared with the second quarter of 2001, and more than compensate for a diminished success in the first quarter, bringing year on year growth for the first half to 4.2%.

Non operating income on the second quarter of 2003 remained at similar level as on the same period of 2002. Nevertheless, the higher levels attained in the first quarter of 2003, as compared with the first quarter of 2002, brought first half growth to 28.1% as compared to the first half of 2002.

2. Interest earning assets

					2Q03

Interest earning assets	1Q02	2Q02	1Q03	2Q03	2Q02	1H02	1H03

Financial Investments
Government securities	182,961	156,789	248,089	383,248	144.4%	156,789	383,248
Instruments purchased under repos	14,490	46,040	36,474	32,111	-30.3%	46,040	32,111
Instruments collateral under repos	176,867	240,138	179,719	151,530	-36.9%	240,138	151,530
Other financial investments	59,468	59,525	185,771	113,164	90.1%	59,525	113,164
Total financial investments	433,786	502,492	650,053	680,052	35.3%	502,492	680,052
Loans, net
Commercial loans	743,995	731,905	817,094	880,352	20.3%	731,905	880,352
Consumer loans	171,668	181,035	212,950	228,979	26.5%	181,035	228,979
Mortgage loans (mortgage finance bonds)	229,108	235,563	257,268	262,726	11.5%	235,563	262,726

Other mortgage loans	242,780	262,333	330,350	370,314	41.2%	262,333	370,314
Foreign trade loans	157,285	212,027	261,036	212,666	0.3%	212,027	212,666
Interbank loans	0	0	2,500	9,036		0	9,036
Lease contracts	64,940	67,020	86,818	92,376	37.8%	67,020	92,376
Other outstanding loans	47,108	48,148	60,598	50,701	-9.4%	57,422	52,018
Past due loans	39,667	38,592	43,627	43,726	13.3%	38,592	43,726
Contingent loans	75,793	79,194	76,021	74,105	-6.4%	79,194	74,105
Total loans	1,772,342	1,855,817	2,148,262	2,224,980	19.9%	1,855,817	2,224,980
Allowance for loan losses	(43.069)	(43,329)	(45,098)	(44,325)	2.3%	(43,329)	(44,325)
Total loans. net	1,729,273	1,812,488	2,103,164	2,180,655	20.3%	1,812,488	2,180,655

Loan growth for the banking industry, on the average, reached only 5.3% as compared to June 2002. The slow economic environment explained this diminished growth, with GDP growing around 3% as compared to the first half of 2002. The lack of dynamism in the economic activity slowed loan growth in the business segment, which only reached 2.3% in twelve months. Personal loans have been the most dynamic segment for the industry. In this frame set, the outstanding loan growth exhibited by the Bank in both the business and the personal banking segments was a remarkable achievement. Total loan growth reached 19.9% as compared to June 2002, surpassing by far the growth exhibited by the industry. This remarkable performance allowed us to increase our loan market share by 85 bp, thus meeting our declared goal of increasing our market share between 50 and 100 bp every year.

Commercial loans increased 20.3% as compared to June 2002, thanks to the strong impulse given by the Bank to Corporate and Business Banking. Such growth was attained even though in the same period we restructured the client portfolio of our Business Banking Division, preparing for its new launching in July 2003. Our commercial loans market share jumped 103 bp, year on year, to 6.84% in June 2003. In the same period, leasing contracts show a 37.8% increase, raising our market share in those contracts from 6.3% in June 2002 to 7.1% in June 2003.

In the personal banking division, growth was led by mortgage and consumer loans. Mortgage loans not financed by bonds increased 41.2% in twelve months and new sales in the first half of 2003 more than doubled new sales effected in the first half of 2002. This growth far outpaced the industry, and increased our mortgage loan market share from 7.76% in June 2002 to 8.82% in June 2003, a 106 bp expansion. Also, in the second quarter of 2003 we launched a new product, “Hipotecario CIEN”, which has increased our competitive advantages in this area. As usual, we differentiate ourselves from our competitors by creating innovative products tailored for our clients and offering them added value.

In consumer loans, our market share increased from 7.37% to 8.02% between June 2002 and June 2003, thanks to a 26.5% growth that far surpasses –once again- the 16.3% growth exhibited by the industry. As with mortgage loans, consumer loan new placements surpassed those placed in the first half of 2002, in this case by 57%.

Financial investments increased their weight within our generating assets structure, from 21.3% in June 2002, to 23.4% in June 2003. Their twelve-month growth reached 35.3%, reflecting the impulse given by the Bank to our Treasury Division. This division has increased its presence among our clients, taking advantage of the dimension and experience of the BBVA Group and generating more stable income with a lower risk profile. Among those investments, the larger expansion was in government securities, which grew 144% while, at the same time, we reduced our repossession agreements (repos).

3. Portfolio Quality

Portfolio Quality	1Q02	2Q02	1Q03	2Q03	1H02	1H03

Loan classification
A	76.90	75.60	77.69	75.96	75.60	75.96
B	17.50	19.10	18.22	20.02	19.10	20.02
B-	4.20	3.90	2.82	2.80	3,90	2.80
C	0.90	0.90	0.92	0,85	0.90	0.85
D	0.50	0.50	0.35	0,38	0.50	0.38
Risk index *	2.01%	1.99%	1.61%	1.61%	1.99	1.61%
Past due loans/Total loans	2.24%	2.08%	2.03%	1.97%	2.08	1.97%
Allowances/Total loans	2.43%	2.33%	2.10%	1.99%	2.33	1.99%
Reserves/Past due loans	108.57%	112.27%	103.37%	101.37%	112.27	101.37%

The significant growth achieved by our loan portfolio has been accompanied by a reduction in our risk indexes. The regulatory risk index has fallen from 1,99% to 1.61% in twelve months, a performance that compares favorably with the industry’s, which has a 1.97% risk index as of June 2003.

The reduction of our risk index is a result of the increase in the proportion of loans in A and B categories, and the corresponding reduction of loans in categories C and D. Past due loans, at the same time, increased at a slower pace than loans, bringing our PDL ratio down from 2.08% in June 2002 to 1.97% in June 2003.

It is noteworthy to mention that our remarkable loan growth associated with a portfolio risk reduction reflect a correct application of our risk assessment and risk monitoring processes at every one of the segments in which the Bank participates. An important player in this field is the new Centro Especial de Recuperaciones (Special center for recoveries). This unit is aimed at increasing recoveries of unpaid consumer loans for amounts lower that $5 million.

4. Liquidity and funding

					2Q03

Liquidity and funding	1Q02	2Q02	1Q03	2Q03	2Q02	1H02	1H03

Deposits
Non-interest bearing
Current accounts	167,543	181,638	230,332	216,433	19.2%	181,638	216,433
Bankers drafts & other demand deposits	251,887	224,369	228,303	440,775	96.5%	224,369	440,775
Total non-interest bearing	419,430	406,007	458,634	657,208	61,9%	406,007	657.208
Interest bearing
Savings accounts and time deposits	1,074,870	1,180,372	1,515,800	1,620,963	37.3%	1,180,372	1,620,963
Total Deposits	1,494,300	1,586,379	1,974,434	2,278,172	43,6%	1,586,379	2.278.172
Borrowings
Central Bank borrowings	17,519	9,475	8,125	16,566	74.8%	9,475	16,566
Securities sold under repos	179,337	241,879	204,059	166,396	-31.2%	241,879	166,396
Mortgage finance bonds	245,272	253,682	251,471	266,045	4.9%	253,682	266,045
Other borrowings
Subordinated bonds	30,787	31,176	26,229	26,583	-14.7%	31,176	26,583
Other bonds	43,345	40,797	40,146	37,087	-9.1%	40,797	37,087
Borrowings from domestic financial institutions	118,999	96,539	61,717	78,975	-18.2%	96,539	78,975
Foreign borrowings	110,935	51,281	215,724	213,106	315.6%	51,281	213,106
Other obligations	30,368	37,634	28,344	14,862	-60.5%	37,634	14,862
Total borrowings	776,562	762,463	835,816	819,621	7,5%	762,463	819.621
Other liabilities	233,854	190,069	196,801	176,233	-7.3%	190,069	176,233

The evolution of funding from clients also shows higher levels of activity, with total deposits growing 43.6% as compared to the first half of 2002. The most dynamic component of total deposits was non-interest-bearing deposits, which expanded 61.9% over the period. Checking account balances increased 19.2% and the number of such accounts increased by 7,500 in the past twelve months, but the main driver for this expansion was Bankers drafts & other demand deposits.

Electronic accounts, classified under “other demand deposits”, explain most of the 96.5% expansion of Bankers drafts & other demand deposits. These electronic accounts are closely related with electronic payments and similar agreements, a service in which the Bank has been particularly active. In the twelve-month period ended June 2003, the Bank opened 26,933 new electronic accounts.

Interest bearing deposits increased 37.3% as compared to June 2002. These liability products are offered mostly through the branch network, and the products have been specially designed for this channel. One of them is “BBVA Plus”, which offers a 50% higher interest rate to our clients.

The remarkable growth in non interest bearing liabilities as compared to that of time deposits has increased the proportion of low cost funding in total liabilities, reducing our cost of funding and improving our margins.

Borrowing from institutions has increased little, but its composition has changed. Borrowing from Banco Central has increased 74.8% and foreign borrowings have more than tripled. On the other hand, funding from bonds and local institutions have reduced. Finally, funding from securities sold under repossessing agreements has reduced 31.2% as compared to June 2002.

5. Shareholders’ equity

					2Q03

Shareholders' Equity	1Q02	2Q02	1Q03	2Q03	2Q02	1H02	1H03

Shareholders' equity
Capital	146,864	148,339	152,637	153,548	3.5%	148,339	153,548
Reserves	94,110	80,560	105,088	84,408	4.8%	80,560	84,408
Net income for the period	5,415	10,572	6,685	15,260	44.3%	10,572	15,260
Total shareholders' equity	246,389	239,470	264,410	253,216	5.7%	239,470	253,216

Our shareholder’s equity has shown remarkable stability after the capital injections made by BBVA in September 1998 and September 2000. The 100% dividend policy, in effect since 1999, responds to the fact that no new resources have been required. Consequently, total shareholders’ equity only increased 3.5% year on year.

The increase in activity over the period, both in loans and in financial investments, has resulted in a reduction of our Basle index from 13.49% in June 2002 to 12.01% in June 2003. Nevertheless, our capital base still exceeds the regulatory capital (10%) by more than Ch$43,023 million.

     Relevant Financial Information

CONSOLIDATED STATEMENT OF							2Q03	1H03
INCOME (UNAUDITED)	1Q02	2Q02	1Q03	2Q03	1H02	1H03	2Q02	1H02

Net Interest revenue	21,899	36,215	33,298	7,205	58,114	40,503	-80.1%	-30.3%
Provision for loan losses	(6,188)	(6,697)	(7,520)	(8,288)	(12,885)	(15,808)	23.8%	22.7%
Income from services, net	4,635	4,808	6,999	7,822	9,443	14,821	62.7%	56.9%
Other operating income, net	682	(11,837)	(7,134)	21,352	(11,155)	14,218
Other income and expenses	1,830	2,940	1,535	2,227	4,770	3,762	-24.3%	-21.1%
Operating expenses	(17,160)	(18,241)	(18,585)	(19,234)	(35,401)	(37,819)	5.4%	6.8%
Loss from price level restatement	629	(1,464)	(807)	(1,013)	(835)	(1,821)	-30.8%	118.0%
Minority interest in consolidated	(7)	1	(7)	(8)	(7)	(15)		115.2%
subsidiaries
Income before income taxes	6,318	5,726	7,778	10,063	12,045	17,842	75.7%	48.1%
Income taxes	(904)	(569)	(1,093)	(1,489)	(1,473)	(2,582)	161.7%	75,3%
Net income	5,415	5,157	6,685	8,575	10,572	15,260	66.3%	44.3%

      BALANCE SHEET SUMMARY

					2Q03

ASSETS	1Q02	2Q02	1Q03	2Q03	2Q02	1H02	1H03

Cash and Due from Banks	315,743	254,536	278,818	442,124	73.7%	254,536	442,124
Financial Investments	433,786	502,492	650,053	680,052	35.3%	502,492	680,052
Loans, net	1,729,273	1,812,488	2,103,164	2,180,655	20.3%	1,812,488	2,180,655
Other assets	272,394	208,959	239,559	224,552	7.5%	208,959	224,552
Total assets	2,751,197	2,778,474	3,271,594	3,527,383	27.0%	2,778,474	3,527,383

					2Q03
LIABILITIES AND
SHAREHOLDERS' EQUITY	1Q02	2Q02	1Q03	2Q03	2Q02	1H02	1H03

Deposits	1,494,300	1,586,379	1,974,434	2,278,172	43.6%	1,586,379	2,278,172
Borrowings	776,562	762,463	835,816	819,621	7.5%	762,463	819,621
Other liabilities	233,854	190,069	196,801	176,233	-7.3%	190,069	176,233
Minority interest in consolidated	93	93	133	142	52.5%	93	142
subsidiaries
Shareholders' equity	246,389	239,470	264,410	253,216	5.7%	239,470	253,216
Total liabilities and	2,751,197	2,778,474	3,271,594	3,527,383	27.0%	2,778,474	3,527,383
shareholders' equity

SELECTED RATIOS	1Q02	2Q02	1Q03	2Q03	1H02	1H03

Profitability ratios
ROE	8.99%	9.01%	10.38%	14.41%	9.24%	12.83%
ROA	0.79%	0.74%	0.82%	0.97%	0.76%	0.87%
ROAE	8.83%	8.56%	10.45%	13.20%	8.70%	11.84%
ROAA	0.83%	0.75%	0.82%	1.04%	0.79%	0.93%
Oper. revenue/Avg. earning assets	4.86%	5.01%	4.59%	5.13%	4.93%	4.86%
Net interest margin	3.91%	6.22%	4.61%	1.02%	5.08%	2.83%
Earnings per share
Shares outstanding (millions)	361.22	361.22	361.22	361.22	361.22	361.22
Net income per share (Ch$)	14.99	14.28	18.51	23.74	29.27	42.24
Net income per ADS (Ch$)	149.90	142.78	185.07	237.38	292.68	422.44
Net income per ADS (US$)	0.23	0.20	0.25	0.34	0.42	0.61
Average shares outstanding (millions)	361.22	361.22	361.22	361.22	361.22	361.22
Net income per share (Ch$) *	14.99	14.28	18.51	23.74	29.27	42.24
Net income per ADS (Ch$) *	149.90	142.78	185.07	237.38	292.68	422.44
Net income per ADS (US$) *	0.23	0.20	0.25	0.34	0.42	0.61
Efficiency ratios
Oper. expenses/oper. revenue	63.05%	62.50%	56.04%	52.87%	62.76%	54.38%
Oper. expenses/avg total assets	2.62%	2.64%	2.27%	2.33%	2.63%	2.30%
Credit quality ratios
Past due loans/Total loans	2.24%	2.08%	2.03%	1.97%	2.08%	1.97%
Allowances/Total loans	2.43%	2.33%	2.10%	1.99%	2.33%	1.99%
Risk index	2.01%	1.99%	1.61%	1.61%	1.99%	1.61%
Reserves/Past due loans	108.57%	112.27%	103.37%	101.37%	112.27%	101.37%
Average balance sheet data
Average interest-earning assets	2,242,054	2,330,514	2,889,648	2,835,906	2,286,284	2,862,777
Average total assets	2,618,016	2,768,272	3,277,170	3,301,068	2,693,144	3,289,119
Average shareholders equity	245,387	240,927	255,792	259,742	243,157	257,767
Other data
Inflation rate (IPC Index)	0.46%	0.34%	2.08%	-0.48%	0.79%	1.59%
UF/$ exchange increase	-0.40%	0.97%	0.24%	1.05%	0.57%	1.29%
Exchange rate (Ch$/US$)	664.44	697.62	727.36	697.23	697.62	697.23.
*proforma

Forward looking statements
This news release may contain words, such as "believe", "expect", "estimate", "intend", and "anticipate" and similar expressions, that identify forward-looking statements, which reflect the Bank's views about future events and financial performance. Such w ords may deem this news release to include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risk and uncertainty, including financial, regulatory environment and trend projections. Although the Bank believes that its expectations are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. The important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, without limitation, the Bank’s degree of financial leverage, risks associated with debt service requirements and interest rate fluctuations, risks associated with any possible acquisitions and the integration thereof, risks of international business, including currency risk, regulation risks, contingent liabilities, as well as other risks referred in the Bank’s filings with the SVS and SEC. The Bank does not undertake any obligation to release publicly any revisions to its forward-looking statements to reflect events or circumstances after date hereof or to reflect the occurrence of unanticipated events.